BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500

                                        July 7, 1995

                                        Contact:  Charles Juengling
                                                  513-576-4522

     BALDWIN PIANO & ORGAN COMPANY APPOINTS NEW DIRECTOR

LOVELAND, OHIO -- Baldwin Piano & Organ Company (NASDAQ:BPAO) announced today the appointment of William B. Connell as a Director of Baldwin Piano & Organ Company. Mr. Connell is Chairman of EDB Holdings, Inc., a venture capital company and primary shareholder of Vision Express Group, Ltd., a $150 million international optical retailer.

     Mr. Connell, from 1990 to 1994, was President and Vice
Chairman of Whittle Communications.

     He began his business career with the Procter & Gamble Company where he was employed from 1965 to 1989. In 1981 he became General Manager, Beauty Care and in 1984 he was elected Corporate Vice
President and General manager of the Beauty Care Division.

     Mr. Connell serves on the boards of the Remington Products
Company and College View, Inc.

     Baldwin piano & Organ Company, headquartered in Loveland,
Ohio, has manufactured and marketed keyboard musical products over 130 years. The market leader of acoustic pianos in the U.S., Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.